UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024 (Report No. 2)
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 7670314
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K of SatixFy Communications Ltd. (the “Company”) consists of the Company’s: (i) press release issued on September 6, 2024 entitled “SatixFy Announces First Half 2024 Results,” which is attached hereto as Exhibit 99.1; (ii) Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024, which are attached hereto as Exhibit 99.2; and (iii) Operating and Financial Review and Prospects as of June 30, 2024, which is attached hereto as Exhibit 99.3.

Exhibits 99.2 and 99.3 of this Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release entitled “SatixFy Announces First Half 2024 Results”.
99.2	SatixFy Communications Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2024.
99.3	SatixFy Communications Ltd.’s Operating and Financial Review and Prospects as of June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: September 6, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer